Exhibit 5.1

King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, Georgia 30309-3521 Phone: 404/ 572-4600 Fax: 404/ 572-5100 www.kslaw.com

May 23, 2023

ConocoPhillips

ConocoPhillips Company

c/o ConocoPhillips

925 N. Eldridge Parkway

Houston, Texas 77079

Ladies and Gentlemen:

We have acted as counsel for ConocoPhillips, a Delaware corporation (the “Company”), and ConocoPhillips Company, a Delaware corporation (“CPCo”), in connection with the registration under the Securities Act of 1933, as amended, of $1,100,000,000 aggregate principal amount of CPCo’s 5.300% Notes due 2053 (the “Notes”), including the related guarantees by the Company (the “Guarantee”), pursuant to a Prospectus Supplement dated May 9, 2023 (the “Prospectus Supplement”).

In connection with this opinion, we have reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In such review we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies. We have relied, as to the matters set forth therein, on certificates of public officials. As to certain matters of fact material to this opinion, we have relied, without independent verification, upon certificates of the Company and CPCo, and of certain officers of the Company and CPCo.

We have assumed that the execution and delivery of, and the performance of all obligations under, the Indenture dated as of December 7, 2012 (the “Indenture”), among CPCo, as issuer, the Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), has been duly authorized by all requisite action by the Trustee, and that the Indenture was duly executed and delivered by, and is a valid and binding agreement of, the Trustee, enforceable against the Trustee in accordance with its terms.

This opinion is limited in all respects to the laws of the State of New York and the Delaware General Corporation Law, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

ConocoPhillips

ConocoPhillips Company

May 23, 2023

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that, upon the issuance and sale thereof as described in the Prospectus Supplement and, when executed by CPCo and the Company, as applicable, and duly authenticated by the Trustee in accordance with the terms of the Indenture, the Notes and the Guarantee, respectively, will be valid and binding obligations of CPCo and the Company, as applicable, enforceable against CPCo and the Company, as applicable, in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally, and the effects of general principles of equity.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein.

We hereby consent to the filing of this opinion as an exhibit to the current report on Form 8-K filed on May 23, 2023 and to the reference to us under the caption “Legal Matters” in the Prospectus Supplement.

Very truly yours,

/s/ King & Spalding LLP